December 1, 2006

BY EDGAR AND FAX [(202) 772-9202]

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Scott Stringer Robert Babula Michael Moran

Re:	TECO Energy, Inc.

Form 10-K fiscal year end December 31, 2005

Filed March 7, 2006

Form 10-Q for the period ended September 30, 2006

Filed November 6, 2006

File No. 001-08180

Tampa Electric Company

Form 10-K fiscal year end December 31, 2005

Filed March 7, 2006

Form 10-Q for the period ended September 30, 2006

Filed November 6, 2006

File No. 001-05007

Gentlemen:

Set forth below are responses to the comments provided to TECO Energy, Inc. and Tampa Electric Company by the staff of the Commission (the “Staff”) in a letter dated November 16, 2006 (the “Letter”) relating to the filings referenced above. Most of our responses consist of providing the supplemental information requested by the Staff. In those instances where we have responded with proposed revisions, we believe that the nature of the revision, as addressed in each response, is such that it would be appropriate to make them prospectively commencing with our next Form 10-K. The responses are keyed to the numbering of the comments in the Letter and appear following the comments which are restated below in italics.

Securities and Exchange Commission

December 1, 2006

TECO Energy, Inc.

Form 10-K December 31, 2005

Synthetic Fuel, page 39

1.	Please explain in detail how your synthetic fuel sale transactions were structured. We assume you are still consolidating the entities and reflecting the appropriate minority interest. Also, please discuss any guarantees you may have provided to the purchasers with respect to the tax credits. Please be detailed in your response. Furthermore, given the tax credit expiration issue, and your apparent focus on such operations, please discuss if your chief operating decision maker considered presenting the synthetic fuel operations as a separate reportable segment. We also note in your Form 10-Q for the September 2006 period that synthetic fuel production was idled. Considering this fact, and the tax credit expiration in 2007, please discuss any impairment testing conducted to date. If an impairment test has been conducted, please provide the detailed analysis to us for our review.

Response:

•	The sales of ownership interests in Pike Letcher Synfuel, LLC, the entity that owns the synthetic fuel production facilities, were based on a “pay as you go” structure where the future performance of the LLC determined the payments that would be made for the ownership interest. TECO Coal, through its wholly-owned subsidiary, sold 98% of the ownership interests in Pike Letcher Synfuel, LLC to unaffiliated, third-parties. TECO Coal consolidates Pike Letcher Synfuel, LLC, and the third-party owners are allocated 98% of the tax credits and their pro-rata share of the operating costs, which is reflected in our financial statements as Minority Interest. TECO Coal, through its wholly-owned subsidiaries, recognizes gains from the sale of its ownership interests based on each ton of synthetic fuel sold.

•	Neither TECO Energy, Inc. nor any of its affiliates have provided any guarantees to the purchasers with respect to the tax credits.

•	Our enterprise chief operating decision maker (“CODM”) as defined in paragraph 10 (b) of Financial Accounting Standard (“FAS”) 131 did not consider TECO Coal’s synthetic fuel operations as a separate segment as these operations are operated and managed as a component of TECO Coal’s operations and our CODM assesses the fiscal and operating performance of all TECO Coal operations as a whole. The operating company president of TECO Coal is responsible for the synthetic fuel operations and, upon their expiration, finding alternative sources of income to replace that income stream.

Securities and Exchange Commission

December 1, 2006

Management believes that the TECO Coal segment results, which include results of synthetic fuel operations, as discussed in the MD&A section and disclosed in the footnotes, provide investors with information sufficient to understand the company’s performance, assess its prospects for future cash flows and make informed judgments about the company as a whole. As such, management has not separated the synthetic fuel operations into a separate segment as defined by paragraph 10 of FAS 131.

•	Based on the synthetic fuel operation approaching the production cost/revenue breakeven point as of Jun. 30, 2006, TECO Coal conducted an impairment analysis of its synthetic fuel operations in accordance with FAS 144. Since the benefits of the tax credit derived by the LLC’s production and sale of synthetic fuel might be limited depending on the final average annual price of oil calculated for each calendar year, it was becoming more likely that production cost could outweigh the benefits. As a result of the analysis performed at Jun. 30, 2006, it was determined that as long as the average annual price of oil did not exceed $77/Bbl for the remainder of the calendar year, production cost would not exceed the breakeven point and no impairment would result. At Jun. 30, 2006, the average annual price of oil was expected to be $73/Bbl. In late July 2006, after the impairment test was made, oil prices continued to rise increasing the risk that production costs could exceed the benefits for 2006 and the LLC decided to temporarily suspend synthetic fuel production until the overall oil price environment improved. Shortly after suspending production, the price of oil began to decline. As the price declined, the risk of not achieving at least the breakeven point for calendar year 2006 also declined and production of synthetic fuel was resumed in mid-September when the average price had declined to approximately $68/Bbl. At Sep. 30, 2006, as the average price of oil was estimated at $67/Bbl and production of synthetic fuel was ongoing, no impairment of the synthetic fuel facilities was deemed necessary. Based on the impairment testing and the depreciable lives of the related assets, the values will be fully realized at the end of 2007 when the tax credits expire.

Our analysis as of Jun. 30, 2006 is attached.

Liquidity, Capital Resources, page 53

2.	We note your cash flows from discontinued operations are not separately identified in your cash flows statement. In future filings, please discuss in the Liquidity, Capital Resources section of your MD&A how cash flows from discontinued operations are reflected in your cash flow statements, and, if material, quantify those cash flows. Additionally, describe how management expects the absence of cash flows, or absence of negative cash flows, related to the discontinued operations to impact the company’s future liquidity and capital resources.

Securities and Exchange Commission

December 1, 2006

Response:

The Staff’s comment is noted and, to the extent that such cash flows are material in future periods, we will clearly disclose the amounts and impact on the company’s liquidity and capital resources. Historically, cash flows from discontinued operations are included in their respective line items on the Statement of Cash Flows under the appropriate sections of Cash Flows from Operating Activities, Cash Flows from Investing Activities and Cash Flows from Financing Activities consistent with FAS 95, paragraph 26, footnote 10. In future filings, we will include a statement in the footnotes to this effect.

Capital Investments, page 58

3.	We note your disclosure in the last paragraph explaining that the $21 million for river barges is not included in TECO Transport Capital Investments and is expected to be treated as an operating lease. Further we note the chart of contractual cash obligations at December 31, 2005, on page 57 and related footnote 2 indicating the $21 million is excluded from operating leases and purchase obligations/commitments as well. Please explain why you exclude the river boat charges from the chart on page 57.

Response:

The disclosures in the last paragraph on page 57 under the caption “Capital Investments” and in the footnote 2 to the “Contractual Cash Obligation” table on page 57 relate to an acquisition of 50 river barges by TECO Transport in a transaction ultimately classified as an operating lease that was pending at the time of the filing but not yet completed. Negotiations for the lease of these river barges were underway at the date of filing and, therefore, the accounting treatment and the obligations were not finalized as of the latest fiscal year-end, which is the date referred to in Item 303 (a) (5) of Regulation S-K. We thought it would be useful to provide this information to investors in a footnote to the contractual commitment table notwithstanding its pending nature at year-end.

The contract for the assumption of the purchase obligation and the lease of these barges to TECO Transport was completed on Apr. 28, 2006. The future cash obligations related to this lease will be included in the amounts disclosed in the cash obligations table included in TECO Energy’s Form 10-K for the year ended Dec. 31, 2006.

Securities and Exchange Commission

December 1, 2006

Critical Accounting Policies

Equity Investments, page 62

4.	Please explain to us the extent of your consideration of EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. In future filings, to the extent you consider EITF 03-1, please make reference to it in your disclosure.

Response:

Management considered Emerging Issues Task Force Issue (EITF) 03-1, but TECO Energy does not have any material investments that would be within the scope of the Issue. If the company were to make investments that would be within the scope of EITF 03-1, it will apply the impairment guidance under EITF 03-1 and make reference to its consideration of the Issue in future filings.

Supplementally, although EITF 03-01 doesn’t apply to equity method investments, the company considers this guidance for declines in value that might be other then temporary when conducting its annual FAS 142/APB 18 impairment testing of the equity method investment it holds in the Guatemalan distribution company.

Employee Postretirement Benefits, page 63

5.	In paragraph two we note your sensitivity analysis in regards to changes in your discount rate assumptions. Please explain to us why you used a 0.75% increase and a(n) 0.85% decrease as opposed to using the same rate for both an increase and a decrease in the rate.

Response:

This sensitivity analysis disclosed on page 63 of TECO Energy’s Form 10-K for the year ended Dec. 31, 2005, was calculated to achieve a $3-million increase or decrease in 2005 pretax pension expense, which would reflect approximately a 1-cent change in earnings per share. To realize a $3-million increase in pretax pension expense, the discount rate of 6.00% would have to decrease approximately 85-basis points to 5.15%. To realize a $3-million decrease in pretax pension expense, the discount rate would have to increase approximately 75-basis points to 6.75%.

In future filings we would expect to expand our disclosure to explain the basis of the sensitivity analysis similar to the wording above and point out that an increase or decrease in any particular assumption might not have a linear impact.

Securities and Exchange Commission

December 1, 2006

Consolidated Statement of Income, page 82

Other Operations

6.	We note the line item other operations accounts for approximately 25% of operating expenses. Please explain to us and disclose in future filings, when material, the amounts which are included in this line-item.

Response:

Other operations expense includes operating expenses related to the non-regulated companies, primarily mining-related costs incurred at TECO Coal and waterborne transportation costs incurred at TECO Transport. The table below shows the detail of expenses which comprise the line item “Other Operations Expense”.

Detail of Other Operation Expense (excluding regulated companies, in millions)

	2005	2004
Operation Other Expense
Mining Related Costs	$412.5	$333.9
Waterborne Transportation Costs	191.8	182.0
Other	49.3	74.6

Operation Other Expense	$653.6	$590.5

In future filings, to the extent that any of these line items comprise a material portion of total operating expenses, we will separately disclose them in the income statement.

Note 1 – Significant Accounting Policies

Purchased Power, page 89

7.	We note your disclosure that Tampa Electric engages in power purchases with HPP and has full entitlement to the output of the CT2B unit at all times. Please explain to us the impact if any, FIN 46R and EITF 01-8 has on the power purchase agreement.

Response:

It is management’s position that EITF 01-08, Determining Whether an Arrangement Contains a Lease, does not apply because the original power purchase agreement (PPA) is dated prior to the effective date of the Issue as defined in paragraph 16, and there have been no substantive modifications after May 2003, which would subject the PPA to the guidance of EITF 01-08.

Securities and Exchange Commission

December 1, 2006

In considering FIN 46R, it is management’s position that the interpretation does not apply to unit CT2B or its owner, Hardee Power Partners (HPP), as it fails to meet any of the three criteria discussed in paragraph 5. That is, HPP is not dependent upon Tampa Electric, through subordinated financial support, to finance the plant activities; Tampa Electric does not make operational decisions in regards to the plant as a whole, does not have an obligation to absorb the operating losses of the plant and does not have rights to any residual returns from the plant (see disclosure in Note 16 to the consolidated financial statements).

Supplementally, in accordance with paragraphs 4(g), and D9 through D13 of FIN 46R, management contacted the owner of HPP at various times and requested financial information to further review potential FIN 46R implications and was informed that the owner had no obligation to and would not provide HPP financial information.

Regulatory Assets and Liabilities, page 96

8.	If any portion of your regulatory asset balance include amounts on which you do not earn a current return, disclose the nature and amount of each asset and its remaining recovery period. We believe the best practices approach regarding regulatory assets is to affirmatively indicate whether a particular regulatory asset is earning a rate of return and the anticipated recovery period. For regulatory assets that are not currently being recovered, explain supplementally why you believe they are probable of recovery in the future. Refer to the requirements of paragraph 20 of SFAS 71.

Response:

The table presented on page 96 of our Form 10-K for the year ended Dec. 31, 2005, reflects the regulatory assets and liabilities of Tampa Electric Company. All regulatory asset balances are recoverable through the regulatory process.

The table below identifies the three categories of regulatory assets.

(millions)	Dec. 31, 2005
Clause recoverable	$269.7
Earning a rate of return	23.9
Capital structure and other	103.8

Total	$397.4

Securities and Exchange Commission

December 1, 2006

At Dec. 31, 2005, approximately $296.3 million of the $397.4 million of total regulatory assets were classified as current assets on the Consolidated Balance Sheets. This current balance primarily reflects $269.7 million that will be recovered through cost recovery clauses approved by the Florida Public Service Commission (FPSC) on a dollar for dollar basis.

Of the regulatory assets at Dec. 31, 2005, $23.9 million, primarily reflecting allowed working capital, are included in rate base and earn an 8.2 % rate of return as permitted by the FPSC.

The $103.8 million of capital structure and other regulatory assets that have a recoverable period longer than a fiscal year are recognized over the period authorized by the regulatory agency. As disclosed in footnotes 1 and 2 to the table in Note 3 to the consolidated financial statements on page 97, the regulatory tax assets primarily relate to utility plants and are recognized over the useful lives of the related facilities, and certain other regulatory assets related to bond refinancings are recognized over the term of the related debt instruments.

In future filings, management will discuss the recoverability of material regulatory assets, the recovery period and if a rate of return is being earned.

Note 12 – Commitments and Contingencies

Long-term Commitments, page 115

9.	In regards to the sale-leaseback transaction involving barges and towboats please explain to us how you concluded the arrangement was an operating lease as opposed to a capital lease. Also, tell us whether you have leased back a minor portion of the asset, more than a minor portion or all use of the asset. Further, please tell us if as a result of the sale there were any gains or losses. If so, please explain how you accounted for such gain or loss. See SFAS no. 13 paragraphs 32-34.

Response:

TECO Energy evaluates the terms and conditions of all leasing arrangements using the criteria of FAS 13, as amended by FAS 28. The terms of the leasing arrangement entered into by TECO Transport on Dec. 30, 2002, met all of the criteria in FAS 13 paragraphs 7 and 8 for treatment as an operating lease as:

•	The present value of the minimum lease payments, estimated at $50 million, was less than 90% of the fair market value of the assets at lease inception (estimated at $59.4 million);

Securities and Exchange Commission

December 1, 2006

•	There was no bargain purchase option and title to the equipment does not revert back to TECO Transport at the conclusion of the 12-year lease term; and

•	The lease term was less than 75% of the estimated useful lives of the equipment (12-year lease compared to the estimated useful lives of the equipment of between 17 to 23 years).

TECO Transport has full exclusive use of the equipment for the lease term. The book gain on the transaction was deferred and is being recognized over the lease term as an offset to lease expense in accordance with FAS 98. The deferred gain was less then the present value of the minimum lease payments at inception.

Form 10-Q September 30, 2006

Item 2 – Management’s Discussion and Analysis

Operating Results, page 38

10.	Please explain the dollar impact of the 39% reduction in synthetic fuel-related benefits. Based on the text net income increased $23.1 million in 2006 from production of synthetic fuel compared to $68.5 million in 2005, evidence of a decrease of $45.4 million. The discussion here should enable the reader to understand why net income for the nine months ended September 30, 2006, decreased $25.1 million or 13% as indicated in the earnings summary table preceding your discussion. Please quantify each variable amount that makes up the decrease. In future filings please include qualitative and quantitative considerations for each specific underlying reason. See Regulation S-K Item 303(a)(3).

Response:

Synthetic fuel production at TECO Coal, as discussed on page 42 of the Form 10-Q, contributed approximately $23.1 million to year-to-date net income, compared to $68.5 million in the 2005 period. The lower net income contribution was driven by a $28.1 million reduction in synfuel earnings due to the 39% limitation as a result of oil prices above the tax credit phase-out threshold, and lower synthetic fuel production of 1.3 million tons, or approximately $17.3 million of lower net income, in the 2006 period.

The statement regarding year-to-date net income, that starts on page 39 of the Form 10-Q, is intended to be a high-level summary of overall company results as there is detailed discussion of the factors driving the individual operating company results in the Management’s Discussion & Analysis of Financial Condition & Results of Operations (MD&A) starting on page 40 of the Form 10-Q.

Securities and Exchange Commission

December 1, 2006

In addition to the discussion of results for the individual operating companies in the MD&A, the net income contribution by operating company is shown in Note 12, Segment Information, on page 23 of the 10-Q.

The major factors in the $25.1 million decrease in net income for the nine months ended Sep. 30, 2006 were: $62.7 million lower contribution to net income from discontinued operations, as discussed in Discontinued Operations on page 43, which was more than offset by $63.3 million of lower costs in the Other & Eliminations segment from lower interest expense due to early debt retirement in 2005 and a $45.0 million after-tax charge related to the debt retirement in 2005, as discussed on page 43; and $31.0 million lower net income at TECO Coal due to the lower results from the production of synthetic fuel due to lower production and the estimated 39% phase-out partially offset by 16% higher selling prices for non-synthetic fuel coal sales, which is discussed on page 42 of the 10-Q. Year-to-date results also reflect the elimination of the $14.6 million after-tax loss at TWG Merchant, which is no longer a reported segment due to the elimination of that business; $4.7 million higher net income at TECO Transport due to better market conditions; $7.0 million lower net income at Tampa Electric due to the expected higher non-fuel operations and maintenance expenses partially offset by customer and energy sales growth; and $6.8 million lower net income at TECO Guatemala due to a more normal tax rate in 2006.

In future filings, to the extent it would enhance investors’ understanding of a material change in our operating results, we will include in our summary statements an overview of the most significant contributing factors, as drawn from the detailed discussions of the results of our individual operating companies. The disclosures in our detailed discussions of operating company results will breakout the components of changes and the underlying reasons for them.

Securities and Exchange Commission

December 1, 2006

In response to the Staff’s request, TECO Energy, Inc. and Tampa Electric Company acknowledge that:

•	TECO Energy, Inc. and Tampa Electric Company are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	TECO Energy, Inc. and Tampa Electric Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (813) 228-1111.

Very truly yours,

/s/ G.L. Gillette
G.L. Gillette
Executive Vice President and Chief Financial Officer

Corporate Accounting PLS, LLC Impairment Testing

July 8, 2006

Need for Test for Recoverability

FAS 144 sets forth the requirement that entities test for potential impairment of long-lived assets whenever events or changes in circumstances indicate that the assets’ carrying amount may not be recoverable. In light of continued high crude oil prices that will likely impact its synfuel benefits and other circumstances, Pike Letcher Synfuel, LLC (PLS) determined that under Para. 8 of FAS 144, it would test for recoverability as current conditions indicate that impairment may exist at June 30, 2006.1.

Testing a Long-Lived Asset for Recoverability

If events or changes in circumstances indicate the possibility that the carrying amount of long-lived assets may not be recoverable, the entity tests for recoverability. Recoverability is based on estimates of future undiscounted cash flows as of the balance sheet date. Management based its recoverability testing on a single point estimate grounded in management’s June decision to continue the production of synthetic fuel. This decision was based on the expectation that the final annual average DFPP would be at a level that would produce synfuel benefits greater than production costs.2

•	As of June 30th, the estimated phase out of synfuel benefits was 63%. At a continued 63% phase out, July to December net income should also be approximately equal to the June YTD net income of $9.3 million, which includes depreciation and directly related hedge benefits. This provides an expectation that total net income of $18.6 would be generated, which indicates complete recoverability of the remaining investment without considering any 2007 recoverability given the fact cash flows associated from the investment would be increased by depreciation reflected in net income of $2.5 million and a property, plant and equipment balance of $6.2 million as of June 30, 2006. This item was considered the single-most-likely estimate for the recoverability testing.

Determining Fair Value

PLS was not required to determine fair value as the asset was not impaired at June 30th based on the recoverability testing.

[1]	Many producers idled their facilities during the 2nd quarter. While the market viewed these decisions as based on continued high oil prices, some (Southern, Progress, et.al.) were more influenced by the lack of taxable income needed to currently utilize the tax credits which does not affect PLS as it is selling the credits to third parties. Regardless, PLS viewed these decisions as potential indicators of impairment.
[2]	In any scenario at production cost break even or better, PLS will have full recoverability of its investment as its cash inflow from the related hedge will increase ratably with the decrease of synfuel benefit to ensure recoverability of the investment even past the break even point.

Additional Background Information:

The last June RAC meeting discussion was based on the attached spreadsheet that forecasts DFPP as of a June 21 calculation date. For estimating GAAP results from synfuel, TECO assumes a DFPP and NYMEX basis difference of 89%. (For internal benchmarking of earlier estimates of potential credit phase out ranges, TECO also continues to calculate estimated average annual prices using a set $6.25 basis difference).

Had PLS not used a single point estimate for recoverability testing, additional information could have been quantified to also ensure lack of impairment. For example, based on the assumed 89% basis difference, NYMEX pricing would have to average $77.04 for the remainder of the year (as of June 21) to be at production break even. The June 21st estimates reflect only a 32% probability of pricing being equal to or greater than that amount. To update this to the end of June, future NYMEX pricing for the remainder of the year would have to be $77.21 to reach production break even. The June 30th NYMEX futures was $73.00. The future markets pricing as of June 30th indicates full recoverability for phase one of impairment testing.

In addition, should the actual DFPP rise higher than the current future market would indicate, the value of PLS’ hedge will increase helping to mitigate any impairment. This synfuel related hedge was valued at a MTM value of $5.6 million at the end of 2005. This pre-tax value has increased to $13.3 million as of June 30, 2006. The value will increase as NYMEX oil prices rise to a maximum value of approximately $20 million.

Conclusion:

PLS has determined that as of June 30th balance sheet date no impairment had occurred. In the future, as long as PLS and its investors continue to conclude that the estimated average annual DFPP will provide synfuel benefits greater than production costs, no impairment of the remaining investment is needed. PLS will continue to monitor the NYMEX future prices, the quarterly point-in-time estimate of benefits and the value of PLS’ hedge to confirm recoverability of its remaining investment.

Additionally, in accordance with FAS 144, Para. 33, if the estimates used to determine recoverability were based on the conditions that existed at the balance sheet date, the recoverability assessment at the balance sheet date would not be revised because of conditions that arise subsequent to the balance sheet date. Therefore, since the June 30th impairment testing supported recovery of the investment, future outcomes based on future changes in estimates after June 30th would not impact the June 30th balance sheet.

SYNFUEL PRODUCTION DECISION - PRICING SENSITIVITY AND ANALYSIS

			Probability of Year-End Prices being:
Calculation Date	YTD Average Price	Current Futures Price	Greater than $60	Greater than $65	Greater than $70	Greater than $74
3-Feb	$65.54	$67.97	77%	61%	43%	31%
		Futures price to reach threshold:	$59.44	$64.94	$70.45	$74.86
10-Mar	$63.42	$64.00	68%	46%	27%	15%
		Futures price to reach threshold:	$59.20	$65.37	$71.53	$76.46
10-Apr	$63.82	$71.33	88%	71%	48%	31%
		Futures price to reach threshold:	$58.57	$65.44	$72.32	$77.82
15-May	$65.83	$72.48	93%	78%	51%	30%
		Futures price to reach threshold:	$56.59	$64.52	$72.45	$78.79

Prices listed below are in First Purchase Price terms (assumes $6.25 basis to NYMEX)

			Probability of Year-End Prices being:
Calculation Date	YTD Average Price	Current Futures Price	Greater than $54.64	Greater than $64.19	Greater than $68.59
7-Jun	$59.73	$66.75 ($73.00 NYMEX)	95%	48%	21%
		Futures price to reach threshold:	$50.75 ($57.00 NYMEX)	$67.59 ($73.84 NYMEX)	$75.35 ($81.60 NYMEX)

Prices listed below are in First Purchase Price terms (assumes 89% basis to NYMEX)

			Probability of Year-End Prices being:
Calculation Date	YTD Average Price	Current Futures Price	Greater than $54.64	Greater than $64.19	Greater than $68.59
7-Jun	$59.16	$64.97 ($73.00 NYMEX)	93%	39%	15%
		Futures price to reach threshold:	$51.19 ($57.52 NYMEX)	$68.03 ($76.44 NYMEX)	$75.79 ($85.16 NYMEX)

Prices listed below are in First Purchase Price terms (assumes $6.25 basis to NYMEX)

			Probability of Year-End Prices being:
Calculation Date	YTD Average Price	Current Futures Price	Greater than $54.64	Greater than $64.19	Greater than $68.59
21-Jun	$60.04	$65.44 ($71.69 NYMEX)	94%	42%	17%
		Futures price to reach threshold:	$49.82 ($56.07 NYMEX)	$67.92 ($74.17 NYMEX)	$76.28 ($82.53 NYMEX)

Prices listed below are in First Purchase Price terms (assumes 89% basis to NYMEX)

			Probability of Year-End Prices being:
Calculation Date	YTD Average Price	Current Futures Price	Greater than $54.64	Greater than $64.19	Greater than $68.59
21-Jun	$59.33	$63.81 ($71.69 NYMEX)	93%	32%	11%
		Futures price to reach threshold:	$50.43 ($56.66 NYMEX)	$68.57 ($77.04 NYMEX)	$76.92 ($86.43 NYMEX)

FPP/NYMEX Relationship
2000	88.44%
2001	84.36%
2002	86.03%
2003	88.76%
2004	89.13%
2005	89.11%
2006 (Q1)	88.63%

SYNFUEL PRODUCTION DECISION - PRICING SENSITIVITY AND ANALYSIS

			Probability of Year-End Prices being:
Calculation Date	YTD Average Price	Current Futures Price	Greater than $60	Greater than $65	Greater than $70	Greater than $74
3-Feb	$65.54	$67.97 Futures price to reach threshold:	77% $59.44	61% $64.94	43% $70.45	31% $74.86
10-Mar	$63.42	$64.00 Futures price to reach threshold:	68% $59.20	46% $65.37	27% $71.53	15% $76.46
10-Apr	$63.82	$71.33 Futures price to reach threshold:	88% $58.57	71% $65.44	48% $72.32	31% $77.82
15-May	$65.83	$72.48 Futures price to reach threshold:	93% $56.59	78% $64.52	51% $72.45	30% $78.79

Prices listed below are in First Purchase Price terms (assumes $6.25 basis to NYMEX)

			Probability of Year-End Prices being:
Calculation Date	YTD Average Price	Current Futures Price	Greater than $54.64	Greater than $64.19	Greater than $68.59
7-Jun	$59.73	$66.75 ($73.00 NYMEX) Futures price to reach threshold:	95% $50.75 ($57.00 NYMEX)	48% $67.59 ($73.84 NYMEX)	21% $75.35 ($81.60 NYMEX)

Prices listed below are in First Purchase Price terms (assumes 89% basis to NYMEX)

			Probability of Year-End Prices being:
Calculation Date	YTD Average Price	Current Futures Price	Greater than $54.64	Greater than $64.19	Greater than $68.59
7-Jun	$59.16	$64.97 ($73.00 NYMEX) Futures price to reach threshold:	93% $51.19 ($57.52 NYMEX)	39% $68.03 ($76.44 NYMEX)	15% $75.79 ($85.16 NYMEX)

Prices listed below are in First Purchase Price terms (assumes $6.25 basis to NYMEX)

			Probability of Year-End Prices being:
Calculation Date	YTD Average Price	Current Futures Price	Greater than $54.64	Greater than $64.19	Greater than $68.59
30-Jun	$60.18	$69.30 ($75.55 NYMEX) Futures price to reach threshold:	97% $49.10 ($55.35 NYMEX)	55% $68.20 ($74.45 NYMEX)	24% $77.00 ($83.25 NYMEX)

Prices listed below are in First Purchase Price terms (assumes 89% basis to NYMEX)

			Probability of Year-End Prices being:
Calculation Date	YTD Average Price	Current Futures Price	Greater than $54.64	Greater than $64.19	Greater than $68.59
30-Jun	$59.66	$67.24 ($75.55 NYMEX) Futures price to reach threshold:	96% $49.62 ($55.75 NYMEX)	45% $68.72 ($77.21 NYMEX)	16% $77.52 ($87.10 NYMEX)

FPP/NYMEX Relationship
2000	88.44%
2001	84.36%
2002	86.03%
2003	88.76%
2004	89.13%
2005	89.11%
2006 YTD	88.89%